UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13702

x
In the matter of:	:
Pax World Funds Trust II;	:
Pax World Management LLC;	:
and ALPS Distributors, Inc.	:
x

Amended and Restated Application for an order to amend a prior order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act and (iii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

All communications and orders to:

Pax World Management LLC 30 Penhallow Street, Suite 400 Portsmouth, NH 03801	Pax World Funds Trust II 30 Penhallow Street, Suite 400 Portsmouth, NH 03801

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

with a copy to:

Joseph F. Keefe	Gregory D. Sheehan
Pax World Management LLC	Brian D. McCabe
30 Penhallow Street, Suite 400	Ropes & Gray
Portsmouth, NH 03801	1 International Place
Boston, MA 02110

Page 1 of 33 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on February 8, 2010

I.                                         Introduction

In this amended application (the “Application”), the undersigned applicants, Pax World Funds Trust II (the “Trust”), Pax World Management LLC(1) (the “Adviser”) and ALPS Distributors, Inc. (the “Distributor” and, collectively with the Trust and the Adviser, “Applicants”), apply for and request an order (the “Order”) of the U.S. Securities and Exchange Commission to amend a prior order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Order”).(2)

The Prior Order permitted, among other things:

(a)                                  the open-end management investment companies and their series (“Funds”) described therein to issue shares (“Fund Shares”) that can be redeemed only in large aggregations (“Creation Units”);

(b)                                 secondary market transactions in Fund Shares to occur at negotiated prices rather than at net asset value (“NAV”);

(c)                                  certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Fund Shares for redemption;

(1)                                  Pax World Management LLC succeeded to the business of Pax World Management Corp. on January 1, 2010.

(2)                                  Pax World Funds Trust II, et al., Investment Company Act Release Nos. 28834 (July 22, 2009) (notice) and 28846 (August 13, 2009) (Prior Order).

(d)                                 certain affiliated persons of the Funds to deposit securities into, and to receive securities from, the Funds in connection with the purchase and redemption of Creation Units; and

(e)                                  certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Funds to acquire Fund Shares.

Under the Prior Order, no entity that compiles, creates, sponsors, or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund or of the Distributor (an “Affiliated Index Provider”).  Applicants seek the Order to permit the operation of ESG Shares FTSE Environmental Technologies (ET50) Index Fund (the “ET50 Fund”), a new series of the Trust that is based on an equity securities index, the FTSE ET50 Index (the “ET50 Index”).  The ET50 Fund may not operate in reliance on the Prior Order because the ET50 Index may be deemed to have an Affiliated Index Provider.

The requested relief is substantially identical to the prior relief granted by the Commission to the index-based exchange-traded funds (“ETFs”) issued by WisdomTree Trust.(3)

Except as specifically noted herein, all representations contained in the Prior Application(4) relating to the operation of the Funds are equally applicable to the ET50 Fund.  All capitalized

(3)                                  In the Matter of Wisdom Tree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) (hereinafter, the “WisdomTree Order”).

(4)                                  “Prior Application,” as used herein, refers to Applicants’ Fourth Amended and Restated Application, filed with the Commission on July 7, 2009 (file no. 812-13503).

terms used but not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

Applicants believe that the relief requested is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.                                     Background

A.                                    Applicants

1.                                       The Trust

The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts.  The Trust is registered under the Act with the Commission as an open-end management investment company with multiple series.

The ET50 Fund is a separate series of the Trust and will offer and sell its Fund Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act.  The ET50 Fund will hold securities and financial instruments (“Portfolio Securities”) selected to correspond, before fees and expenses, generally to the price and yield performance of the ET50 Index.  See Appendix A hereto for a brief discussion of the ET50 Index.  The ET50 Fund will operate in a manner identical to that of the Funds except as described in this Application.

2.                                       The Adviser

The Adviser is the investment adviser to the ET50 Fund.  The Adviser is a Delaware limited liability company, with its principal office located at 30 Penhallow Street, Suite 400, Portsmouth, NH 03801.  The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  Neither the Adviser nor any of its affiliated persons are, or will be, registered as broker-dealers.

The Adviser has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers (collectively, the “Sub-Advisers”) to act as “sub-advisers” with respect to the Funds or the ET50 Fund (collectively, the “Pax ETFs”).  The Sub-Advisers, if any, would serve as the portfolio managers for the applicable Pax ETFs.  The Adviser would compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract.  Under the Adviser’s supervision, each Sub-Adviser would manage the investment and reinvestment of the Pax ETF’s assets in accordance with the Pax ETF’s investment objective.  Any future Sub-Adviser to a Pax ETF would be registered under the Advisers Act.

3.                                       The Distributor

ALPS Distributors, Inc. will act as distributor and principal underwriter of the Creation Units of Fund Shares of the Funds and the ET50 Fund (in such capacity, the “Distributor”).  The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  The Distributor will comply with the terms and conditions of this Application.  The Distributor will distribute Fund Shares on an agency basis.  The Distributor is not affiliated with the Adviser, any Sub-Adviser, the custodian or the administrator of the Funds or the ET50 Fund or a national securities exchange as defined in Section 2(a)(26) of the Act (an “Exchange”).

B.                                    The Need for Exemptive Relief

Under the Prior Order, no Index Provider may be an Affiliated Index Provider.  By virtue of its responsibilities to the ET50 Index and affiliation with the Trust (each as described below), Impax Asset Management Ltd. (“Impax”) may be deemed an Affiliated Index Provider.  Absent the Order, the Trust may not offer the ET50 Fund.

FTSE International Limited is responsible for the calculation and management of the ET50 Index.  Impax identifies companies as environmental technology companies eligible for inclusion in the ET50 Index and provides ongoing technical expertise.  Impax may be deemed to be an Index Provider if it is deemed, by virtue of its role, as described in the Application, to be compiling, creating, sponsoring or maintaining the ET50 Index.

Impax serves as the investment subadviser to Pax World Global Green Fund (the “Green Fund”), a series of Pax World Funds Series Trust I (“Trust I”).  Trust I and the Trust are overseen by identical boards of trustees, and their series collectively comprise the Pax World fund complex.  All of the funds in the Pax World fund complex are advised by the Adviser.  Impax may be deemed to be an affiliated person of an affiliated person (the Green Fund) of the ET50 Fund if the Adviser is deemed to control both Trust I and the Trust.

The ET50 Index is designed to represent the performance of the top 50 global environmental technology companies ranked by full market capitalization.  The ET50 Index is created using a rules-based methodology — the Ground Rules for the Management of the FTSE ET50 Index (“Ground Rules”).  The ET50 Index is “transparent” — (i) the Ground Rules are freely available to the public, (ii) any material change to the Ground Rules is announced publicly at least sixty (60) days prior to its effectiveness, (iii) any changes to the Component Securities and/or weightings of the ET50 Index are announced publicly in advance of their implementation and (iv) all Component Securities, weightings, additions and deletions of, to and from the ET50 Index are made freely available to the public.

Applicants believe that the ET50 Fund’s investment strategy of tracking the performance of the ET50 Index fits within the scope of the relief previously granted in the Prior Order except to the extent that Impax is deemed to be an Affiliated Index Provider.  Applicants assert that the structure of the ET50 Fund will be substantially similar to that of the ETFs contemplated by the WisdomTree Order and, but for the possible presence of an Affiliated Index Provider, to that of the Funds.  Applicants also assert that the operation of the ET50 Fund and the ET50 Fund’s arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

Applicants believe that the potential conflicts of interest arising from the possibility that Impax may be deemed to be an Affiliated Index Provider will have no effect on the operation of the ET50 Fund, because the ET50 Index is transparent and the ET50 Fund’s investment portfolio will be transparent and because Impax, the Adviser, any Sub-Adviser and the ET50 Fund each will adopt policies and procedures to address such potential conflicts of interest (collectively, the “Policies and Procedures”).  Among other things, the Policies and Procedures will be designed to limit or to prohibit communication between the employees of Impax and the employees of the Adviser (and Sub-Adviser, if applicable) regarding issues related to the maintenance, calculation and reconstitution of the ET50 Index.  In conjunction with the Policies and Procedures, the Ground Rules will prevent the Adviser (and Sub-Adviser, if applicable), or any person affiliated with the Adviser (or Sub-Adviser, if applicable) or the ET50 Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of additions to or deletions from, or changes in the weightings of the Component Securities of, the ET50 Index.

Applicants believe that the ET50 Index is as transparent as other indices used by existing ETFs.  Like the indices used by existing ETFs, the ET50 Index is created using a detailed rules-based methodology.  FTSE International Limited (“FTSE”) publishes in the public domain the Ground Rules, which govern the construction and maintenance of the ET50 Index.  Applicants note that the identity and weightings of the component securities of the FTSE ET50 Index are readily ascertainable by a third party because the Ground Rules, as well as the identity and weightings of the component securities, are publicly available.  To be eligible for inclusion in the ET50 Index, the Ground Rules dictate that a security must be a “pure play” environmental technology company.  According to the Ground Rules, a security is considered a “pure play” environmental technology company if any one of the following three calculations (the “ET Criteria”) with respect to the issuer of the security is greater than 50%:

a)                                      [environmental technology revenues]/[total revenues]

b)                                     [environmental technology invested capital]/[total invested capital]

c)                                      [environmental technology EBITDA]/[total EBITDA]

The Ground Rules define environmental technology as activities that provide value-added solutions to environmental problems in one or more of the six following categories:

a)                                      Alternative & Renewable Energy

b)                                     Energy Efficiency (e.g. energy efficient lighting)

c)                                      Water Technologies & Infrastructure (e.g. water treatment and equipment)

d)                                     Pollution Control (e.g. filtration, purification & separation technology companies)

e)                                      Waste Management Technologies (e.g. companies profiting from recycling waste materials)

f)                                        Environmental Support Services (e.g. environmental consultants)

Applicants believe that the publication of the Ground Rules prevents any person from possessing any advantage over other market participants by virtue of its affiliation with any Index Provider.  FTSE reserves the right to modify the Ground Rules in the future in order, for example, to reflect changes in the underlying market tracked by the ET50 Index, to change the way in which the Ground Rules take into account certain market events or to change the way a corporate action, such as a stock split, is handled.  Pursuant to the Ground Rules, such changes do not take effect until FTSE has given the investing public at least ninety (90) days published notice that such changes will be implemented.  In conjunction with the Policies and Procedures discussed herein, these restrictions prevent the Adviser, any Sub-Adviser or any person affiliated with the Adviser, any Sub-Adviser or the ET50 Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of additions to or deletions from, or changes in the weightings of the Component Securities of, the ET50 Index.  Applicants believe that by publicly disclosing the Ground Rules, and by requiring significant advance publication of significant changes to the Ground Rules, the ET50 Index is as transparent as the ETFs contemplated by the WisdomTree Order.

C.                                    Policies and Procedures Regarding Conflicts of Interest

Applicants believe that the limitation in the Prior Order regarding Affiliated Index Providers is based on concerns regarding the following conflicts of interest that potentially could result if an Index Provider were an affiliated person, or an affiliated person of an affiliated person, of the Trust:  (i) the potential ability of the Affiliated Index Provider to manipulate an Underlying Index to the benefit or detriment of a Fund and (ii) the ability of the personnel of the Affiliated Index Provider or the Adviser(5) who have knowledge of changes to an Underlying Index’s methodology or composition prior to the time that information is disseminated publicly to use such market advantage for their personal gain.  Applicants believe that the potential conflicts of interest raised by the use of the ET50 Index in connection with the management of

(5)                                 For the reasons discussed above and below, no personnel of the Adviser would have knowledge of changes to the ET50 Index’s methodology or composition prior to the time that information is disseminated publicly.

the ET50 Fund will not be substantially different from the potential conflicts of interest presented by an investment adviser that manages two or more registered funds, or that manages ETFs that track the performance of an index that also serves as the benchmark for a mutual fund or unregistered account managed by such investment adviser.

The Adviser will disclose the potential conflicts of interest to the ET50 Fund and its shareholders.  Additionally, as discussed further herein, the Adviser and Impax will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information regarding changes to the Component Securities of the ET50 Index and to the Ground Rules.  In addition, the Adviser has adopted, and any Sub-Adviser will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written Policies and Procedures designed to prevent violations of the Advisers Act and the rules thereunder.  These include Policies and Procedures designed to minimize or to eliminate potential conflicts of interest among the ET50 Fund and other funds advised by the Adviser, such as cross-trading policies, as well as Policies and Procedures designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.  The structure of the ET50 Fund as an index fund minimizes the potential for conflicts of interest because the investment strategies of the ET50 Fund will be constrained by its investment objective of tracking the performance of the ET50 Index.  Indeed, Applicants believe that investors generally would view any material outperformance or underperformance of the ET50 Index negatively as tracking error.

D.                                    The Index Provider

1.                                       General

FTSE is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Trust, the ET50 Fund, the Adviser, any Sub-Adviser or promoter of the ET50 Fund or the Distributor.  FTSE, by reference to the universe of eligible securities and in accordance with the Ground Rules, determines the number, type and weight of the Component Securities that comprise the ET50 Index, and performs all calculations necessary to determine the proper make-up of the ET50 Index.  Except as noted in the following paragraph, FTSE is solely responsible for the calculation and maintenance of the ET50 Index in accordance with the Ground Rules, including the dissemination of the values of the ET50 Index.

Impax is responsible for the analysis of whether a particular business or technology meets the Ground Rules’ definition of a “pure play” environmental technology company, subject to approval by the independent FTSE Environmental Markets Advisory Committee (the “Committee”).  The Committee consists of environmental technology and investment professionals appointed by FTSE in consultation with Impax.  The Committee presently includes Winston Hickox, former Chair of the California Market Advisory Committee and former Secretary of the State of California Environmental Protection Agency; David Russell, Head of Responsible Investment at the Universities Superannuation Scheme; Eric Borremans, Head of Sustainable & Responsible Investments at BNP Paribas; Mark Thompson, Director in Equity Research at Religare Hichens Harrison; and Dr. Bernie Bulkin, Chair of the Office of Renewal Energy Deployment — UK Government.  Representatives of Impax typically attend meetings of the Committee in a non-voting capacity.  The Committee is charged with, among other things, reviewing the analyses of companies and approving any proposed changes to the Ground Rules.

2.                                       Component and Weighting Changes

In accordance with the Ground Rules, FTSE updates the ET50 Index semi-annually and rebalances the Component Securities quarterly.  In addition to the semi-annual review, FTSE may add or delete individual Component Securities from or to the ET50 Index at other times in accordance with the Ground Rules (such as when the issuer of a Component Security is involved in a merger or when a Component Security is delisted or suspended from trading).  Except in response to such corporate actions, the ET50 Index is not reconstituted or rebalanced more frequently than monthly.  FTSE does not disclose any information concerning the identity of Component Securities that have been added to, or deleted from, the ET50 Index, or the weightings of such Component Securities, to the Adviser, any Sub-Adviser, the ET50 Fund or any other person before such information is publicly disclosed on FTSE’s website (or otherwise publicly disseminated by FTSE) and is available to the entire investing public.  Impax is expressly prohibited from providing this information to any employees of the Adviser or of any Sub-Adviser until such information is publicly disclosed on FTSE’s website (or otherwise publicly disseminated by FTSE).  Impax employees involved with the ET50 Index (i) do not have any responsibility for the management of the ET50 Fund, (ii) are expressly prohibited from sharing the above-described information with any employees of the Adviser or of any Sub-Adviser, including those persons that have responsibility for the management of the ET50 Fund, until such information is announced publicly, and (iii) are expressly prohibited from sharing or using the above-described information in any way except in connection with the performance of their respective duties relating to the ET50 Index.

Any change to the Component Securities or weightings of the ET50 Index is announced at least two days prior to the effective date of such change.  None of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, is provided with the revised Component Securities or weightings until such information is publicly disclosed on FTSE’s website (or otherwise disseminated publicly by FTSE).

The ET50 Fund will make changes to its Portfolio Securities in response to certain announced changes in the ET50 Index when the Adviser or Sub-Adviser believes it is in the best interest of the ET50 Fund to do so.  Additions to and deletions from the ET50 Fund’s Portfolio

Securities could be made (i) immediately or shortly after a change to the ET50 Index Component Securities or the Ground Rules is announced publically, (ii) on or about the date the announced change to such ET50 Index Component Securities or the Ground Rules is actually implemented by FTSE, or (iii) any time thereafter.  In determining whether and when to implement a change to the ET50 Fund’s Portfolio Securities, the Adviser or Sub-Adviser would consider brokerage costs, market effect costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the effect that such changes would have on the ET50 Fund’s tracking error against the ET50 Index.

E.                                      Transparency of the ET50 Index

FTSE describes the basic concept of the ET50 Index and discloses the Ground Rules on its website.  As discussed above, changes to the Ground Rules are disclosed to the public on FTSE’s website at least sixty (60) days prior to actual implementation.  FTSE does not provide any employee or director of the Adviser, any Sub-Adviser or the ET50 Fund with notice of changes to the Ground Rules prior to making such information available publicly.

The ET50 Fund’s website will, and the FTSE website currently does, include information designed to educate investors.  FTSE makes available publicly on its website information on the ET50 Index.  Each Business Day, the ET50 Fund’s website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of the ET50 Index and their respective weightings, the Portfolio Securities of the ET50 Fund and their respective weightings, and the ET50 Fund’s per share NAV, last-traded price and a calculation of the premium or discount of such price against such NAV, all as of the close of business on the prior Business Day.  The Component Securities and weightings of the ET50

Index currently are, and the Portfolio Securities of the ET50 Fund are expected to be, available through unaffiliated third-party data vendors.

Changes to the Component Securities of the ET50 Index approved by the Committee and effected by FTSE are disclosed by FTSE and published on FTSE’s website.  Any such announcements or disclosures to the public are made in such a manner that none of the Adviser, any Sub-Adviser nor the ET50 Fund is notified of actions prior to the general investing public.

Applicants believe that the ET50 Index maintains transparency.  All Component Securities, weightings, additions and deletions of, to and from the ET50 Index not only are available publicly, but also are announced publicly prior to any changes being made.  As stated above, Applicants believe that this level of disclosure is similar to that of the underlying indices used by the ETFs contemplated by the WisdomTree Order.  Impax has adopted Policies and Procedures prohibiting its employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the ET50 Index, and from disseminating or using non-public information about pending changes to ET50 Index Component Securities or methodology.  These Policies and Procedures specifically prohibit employees of Impax from sharing any non-public information about the ET50 Index with any personnel of the Adviser or any Sub-Adviser responsible for management of the ET50 Fund.  The Adviser and any Sub-Adviser also will adopt Policies and Procedures that prohibit personnel responsible for the management of the ET50 Fund from sharing any non-public information about the management of the ET50 Fund with any personnel of Impax.  The Adviser has, and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written Policies and Procedures designed to prevent violations of the Advisers Act and the rules thereunder.

In addition, FTSE, which is not and will not be an affiliated person, or an affiliated person of an affiliated person, of the Trust, the ET50 Fund, the Adviser, any Sub-Adviser or promoter of the ET50 Fund or the Distributor, calculates and maintains the ET50 Index on a daily basis.(6)  FTSE does not communicate any non-public information about the ET50 Index to anyone, and particularly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the ET50 Fund.  FTSE disseminates information about the Component Securities of the ET50 Index to the ET50 Fund, the Adviser, any Sub-Adviser and the public at the same time.

The portfolio managers responsible for day-to-day portfolio management of the ET50 Fund will be employees of the Adviser or a Sub-Adviser.  The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the ET50 Fund will be employees of the Adviser.  Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by FTSE to monitor, to calculate and to rebalance the ET50 Index.  The Adviser has adopted a code of ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act, and has adopted Policies and Procedures to monitor and to restrict securities trading by certain employees.  Any Sub-Adviser will be required to confirm to the Adviser and to the ET50 Fund that it has adopted Policies and Procedures to monitor and to restrict securities trading by certain employees.  Any Sub-Adviser also will be required to adopt a code of ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the ET50 Fund with the certification required by Rule 17j-1 under the Act.

(6)                                  The Applicants believe that FTSE, as an Index Provider that is not an Affiliated Index Provider, is analogous to the “calculation agent” contemplated by the WisdomTree Order.

F.                                      The ET50 Fund Does Not Raise Concerns

1.                                       Portfolio Transparency, Front Running and Free Riding

Applicants believe that the information about the ET50 Fund’s Portfolio Securities, the composition of the ET50 Index and the disclosure about the Ground Rules will be both as public and as extensive as the information provided by the ETFs contemplated by the WisdomTree Order.  In addition, the current values of the Portfolio Deposit, on a per Fund Share basis, and the ET50 Index will be disseminated at 15 second intervals throughout the day.  Further, the identity of Deposit Securities, and the securities on the Redemption List, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with the Funds.

Applicants believe that the disclosure of the ET50 Fund’s Portfolio Securities would be unlikely to lead to “front running” (when other persons would trade ahead of the ET50 Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the Funds.  Similarly, Applicants believe that the frequent disclosures of the ET50 Fund’s Portfolio Securities would not lead to “free riding” (when other persons mirror the ET50 Fund’s investment strategies without paying the ET50 Fund’s advisory fees) any more than such disclosures cause this problem in connection with the Funds.

2.                                       Arbitrage Mechanism

Applicants believe that the arbitrage opportunities offered by the ET50 Fund will be the same as those offered by the Funds.  Therefore, Applicants believe that the secondary market prices of the Fund Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios.  Applicants believe that the Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAVs.  Portfolio transparency has been recognized as facilitating the arbitrage mechanism of ETFs.(7)

Applicants believe that the design, structure and transparency of the ET50 Fund will result in an arbitrage mechanism that is as efficient and robust as the arbitrage mechanism of existing ETFs.  Applicants anticipate that the spread between offer and bid prices for Fund Shares will be very similar to the spreads experienced for shares of existing ETFs.  Accordingly, and given the portfolio transparency of and the arbitrage mechanism inherent in the ET50 Fund’s structure, Applicants believe that the secondary market prices for Fund Shares of the ET50 Fund should trade at prices close to NAV and should reflect the value of the ET50 Fund’s Portfolio Securities.

3.                                       Potential Conflicts of Interest are Similar to Those Contemplated in Prior Applications for Which Orders Have Been Issued

The Commission considered the potential conflicts of interest presented when an affiliated person of an investment adviser to an ETF acts as an index provider to such ETF when it issued the WisdomTree Order.  Applicants believe that the potential conflicts of interest presented and addressed in the WisdomTree Order are comparable to, or more pronounced than, the potential conflicts of interest implicated by the operation of the ET50 Fund and the ET50 Index.  Applicants therefore do not believe that the relief requested presents any novel legal issues that the Commission has not already considered.

III.                                 In Support of the Application

The ET50 Fund, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds.  The requested Order would amend the Prior Order to permit the

(7)                                  See Actively Managed Exchange-Traded Funds, Investment Company Act Release No. 25258 (Nov. 8, 2001), 66 FR 57614 (Nov. 15, 2001).

ET50 Fund to rely on the Prior Order as a “Fund” thereunder.  The ET50 Fund will comply with the terms and conditions of the Prior Order, as amended by this Application.

Given the transparency of the ET50 Index and the Policies and Procedures adopted or to be adopted by the Applicants and any Sub-Adviser to address the potential conflicts of interest described in this Application, Applicants believe:  (i) with respect to the relief requested pursuant to Section 6(c) of the Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of the ET50 Fund; and the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested pursuant to Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

IV.                                Request for Order

Applicants respectfully request that the Commission issue an Order amending the Prior Order.

V.                                    Express Conditions to this Application

Applicants agree that any Order of the Commission granting the requested Relief will be subject to the same express conditions as those imposed by the Prior Order.

VI.                                Names and Addresses

The following are the names and addresses of Applicants:

A.                                    Pax World Management LLC

30 Penhallow Street, Suite 400

Portsmouth, NH 03801

B.                                    Pax World Funds Trust II

30 Penhallow Street, Suite 400

Portsmouth, NH 03801

C.                                    ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VII.         Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated February 8, 2010 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Joseph F. Keefe is authorized to sign and file this document on behalf of PAX WORLD MANAGEMENT LLC, as advisor to PAX WORLD FUNDS TRUST II, pursuant to the general authority vested in him as President and CEO.

By:	/s/ Joseph F. Keefe
Name:	Joseph F. Keefe
Title:	President and CEO

Dated:	February 5, 2010

Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated February 8, 2010 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Joseph F. Keefe is authorized to sign and file this document on behalf of PAX WORLD FUNDS TRUST II, pursuant to the general authority vested in him as President and CEO.

By:	/s/ Joseph F. Keefe
Name:	Joseph F. Keefe
Title:	President and CEO

Dated:	February 5, 2010

Authorizations and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated February 8, 2010 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc., as Distributor for PAX WORLD FUNDS TRUST II, pursuant to the general authority vested in his as President.

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter
Title:	President

Dated:	February 8, 2010

Verification of Application and Statement of Fact

State of New Hampshire)

) ss:

County Rockingham     )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 8, 2010 for an Order, for and on behalf of PAX WORLD MANAGEMENT LLC; that he is President and CEO of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph F. Keefe
Name:	Joseph F. Keefe
		[Notary Seal]	/s/ Margaret Lacey Connolly
February 5, 2010
Dated:	February 5, 2010

Verification of Application and Statement of Fact

State of New Hampshire)

) ss:

County Rockingham     )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 8, 2010 for an Order, for and on behalf of PAX WORLD FUNDS TRUST II; that he is President and CEO of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph F. Keefe
Name:	Joseph F. Keefe
		[Notary Seal]	/s/ Margaret Lacey Connolly
February 5, 2010
Dated:	February 5, 2010

Verification of Application and Statement of Fact

State of Colorado)

) ss:

County Denver    )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated February 8, 2010 for an Order, for and on behalf of ALPS Distributors, Inc.; that he is President of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas A. Carter
Name:	Thomas A. Carter

Dated:	February 8, 2010

APPENDIX A

Detailed Discussion of the ET50 Index

1.                                      Index Description

The ET50 Index is created and maintained by FTSE.  The ET50 Index measures the performance of companies that have a core business in the development and deployment of environmental technologies.  This includes alternative energy, water treatment, pollution control and waste management companies.  The ET50 Index is calculated on a real-time basis. ET50 Index performance and characteristics and a summarized index methodology are displayed on the FTSE website at www.ftse.com.

2.                                      Component Selection Criteria

The ET50 Index is composed of the fifty largest pure play environmental technology companies globally, measured by full market capitalization.  The ET50 Index is constructed using a free-float weighting methodology to ensure that only the investable opportunity set is included within the ET50 Index, and the securities of issuers are liquidity screened to ensure that the securities in the ET50 Index are tradable.

3.                                      Issue Changes

Impax notifies the Committee as soon as possible if there are any new company issues expected.  The new issue is required to be in a company from a country included in the FTSE Global Equity Index Series and be ranked at least 10th or higher in the ET50 Index, before application of individual Component Security investability weightings.  FTSE normally decides to include the new issue as a Component Security of the ET50 Index after the close of business on the second day of official trading.  Therefore the lowest ranking Component Security in the ET50 Index is removed and included in the Reserve List (as defined below under “Index

Maintenance”).  In all cases, advance notification confirming the timing of the inclusion of the new Component Security is given.

If a Component Security of the ET50 Index is delisted it is removed from the ET50 Index.  The Component Security is replaced by the highest ranking company in the Reserve List by full market capitalization five days prior to the event being implemented.  If the Committee decides to include a new issue as a Component Security other than as part of the normal periodic review procedure, this decision must be publicly announced at the earliest practicable time.

For the purpose of this rule, a company which is relisted following suspension or is reorganized or renamed or which arises from a demerger or complex reorganization of another company which is not an existing Component Security, shall not be considered to be a new issue.  New issues are also subject to the free float, cross-holdings and foreign ownership restriction and other requirements detailed in the Ground Rules.  Copies of the Ground Rules are available from FTSE on its website (www.ftse.com).

If a Component Security is de-listed, ceases to have a firm quotation, is subject to a take-over or has, in the opinion of the Chairman of the Committee (or his nominated deputies), ceased to be a viable Component Security as defined by the Ground Rules, it is removed from the ET50 Index.

When the company is removed from the ET50 Index, the vacancy is filled by selecting the highest ranking security by full market value in the Reserve List as at the close of the ET50 Index calculation five days prior to the deletion and adjusted accordingly.

In the event of a takeover, Component Securities are deleted from the ET50 Index when confirmation is received that acceptance levels have reached a minimum of 85% and that any new shares of the bidding company (if applicable) are listed.  A company deleted following a takeover, with a remaining free float of 15% or less, is not re-considered for ET50 Index inclusion until completion of a one year trading record.  Component Securities removed in accordance with this rule, but which continue to trade thereafter, are considered for re-inclusion to the ET50 Index at the next review, subject to eligibility screens and after at least six months have passed between deletion and the implementation date of the changes arising from the review.

If the effect of a merger or takeover is that one Component Security in the ET50 Index is absorbed by another Component Security, the resulting company remains a Component Security of the ET50 Index, and a vacancy is created.  This vacancy is filled by selecting the highest ranking security by full market capitalization in the Reserve List as at the close of the ET50 Index calculation five days prior to the deletion and adjusted in accordance with new issue rule.

If a Component Security company in the ET50 Index is taken over by a non- Component Security company, the original Component Security is removed and replaced by the highest ranking non- Component Security in the Reserve List.  Any eligible company resulting from the takeover is eligible to become the replacement company if it is ranked higher than any company on the Reserve List.

If a Component Security company is split to form two or more companies, then the resulting companies are eligible for inclusion as Index Component Securities in the ET50 Index provided they are larger than the smallest Component Security, based on their respective full market capitalizations (i.e., before the application of any investability weightings), and they qualify in all other respects.  For example, an ET50 Index Component Security split into two companies may result in one or both of these companies remaining in the ET50 Index.  If both of these companies remain in the ET50 Index, the smallest ET50 Index Component Security is removed from the ET50 Index and included in the Reserve List.

When a Component Security is suspended it may remain in the ET50 Index, at the price at which it is suspended, for up to 10 business days.  During this time the Committee may agree to delete the Component Security immediately either at its suspension price or at a value of zero.  Replacement of Component Securities is handled according to new issue.  This change is effected after the close of the ET50 Index calculation and prior to the start of the ET50 Index calculation on the following day.  Removing a Component Security at zero indicates that the stock is believed to be valueless.

When a suspension of a Component Security lasts beyond noon on the tenth business day (and the option to remove the Component Security has not been exercised), the Component Security is normally deleted from the ET50 Index on the eleventh trading day, either at its suspension price or at zero.  When suspension is for a reason not to the detriment of the Component Security, it may be retained or removed at its suspension price with the approval of the Chairman (or their nominated deputies) of the Committee.  Replacement of Component Securities is handled according to the Ground Rules.

For the purposes of computing the ET50 Index, the number of shares in issue for each Component Security is expressed to the nearest share and, to prevent a large number of insignificant weighting changes, the number of shares in issue for each Component Security is amended only when the total shares in issue held within the ET50 Index system changes by more than 1% on a cumulative basis.  Changes are made quarterly after the close of business on the Monday following the third Friday of March, June, September and December.

If a corporate action is applied to an ET50 Index Component Security which involves a change in the number of shares in issue, the change in shares is applied simultaneously with the corporate action.

If accumulated changes in the number of shares in issue add up to 10% or more, or if an accumulated share change represents US$2 billion of a company’s total market capitalization, they are implemented between quarters.  A minimum of four days notice is given to users of the ET50 Index.  WM/Reuters Spot Rates are used to convert the market capitalization into US dollars. The US$2 billion threshold may be adjusted annually in December by FTSE.  If an adjustment is made, it is applied for the first time at the next review in March of the following year.

All adjustments are made before the start of the ET50 Index calculation on the day concerned, unless market conditions prevent this.

4.                                      Index Maintenance

The ET50 Index is reviewed semi-annually in June and December using data as at the close of business on the last day in May and November. The semi-annual review is implemented after the close of business on the third Friday in June and December.

Capping is implemented quarterly after the close of business on the third Friday in March, June, September and December.

Details of the outcome of the semi-annual review are announced as soon as possible after the relevant determination has been made.

FTSE is responsible for publishing the five highest ranking non-Component Securities of the ET50 Index at the time of the periodic review (the “Reserve List”).  The Reserve List is used in the event that one or more Component Securities are deleted during the period up to the next periodic review.

The rules for inserting and deleting securities at the periodic review are designed to provide stability in the selection of Component Securities of the ET50 Index while ensuring that the ET50 Index continues to be representative of the market by including or excluding those securities which have risen or fallen significantly.

A company is inserted at the periodic review if it rises above the 40th position in the ET50 Index when the eligible securities for the ET50 Index are ranked by full market capitalization (i.e., before the application of any investability weighting).

A company is deleted at the periodic review if it falls below the 60th position in the ET50 Index when the eligible securities for the ET50 Index are ranked by full market capitalization (i.e., before the application of any investability weighting).

A constant number of 50 Component Securities is maintained for the ET50 Index.  When a greater number of companies qualify to be inserted in the ET50 Index than those qualifying to be deleted, the lowest ranking Component Securities presently included in the ET50 Index is deleted to ensure that an equal number of companies are inserted and deleted at the periodic review.  Likewise, when a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the ET50 Index are inserted to match the number of companies being deleted at the periodic review.

When a company is deleted from the ET50 Index after the Committee has approved periodic changes to the ET50 Index, but before the periodic changes have been implemented, the highest ranking company as from the new Reserve List at the day of the deletion, excluding current ET50 Index Component Securities, replaces the deleted company.

The ET50 Index uses a capping methodology every quarter to reduce concentration for Component Securities that are considered overweighted in the ET50 Index.  The capping algorithm is applied to each Component Security of the ET50 Index that requires capping, that is, any Component Security whose uncapped weight is greater than 10%.

5.                                      Dissemination of Information about the Index

The Component Securities and a summary methodology of the ET50 Index are displayed on the Pax World website (www.paxworld.com), and the Ground Rules are displayed on the FTSE website (www.ftse.com/Indices/FTSE_ET50_Index/index.jsp).

The price value of the ET50 Index during business hours is calculated in real-time and published every fifteen seconds.